Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

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Edward E. Whitacre Jr.

Chairman and Chief Executive Officer AT&T Inc.

Copyright © 2006 AT&T. All rights reserved.	[LOGO]

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and are subject to significant risks and uncertainties and outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T stockholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). AT&T is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise. This presentation may contain certain non-GAAP financial measures. Reconciliation between the non-GAAP financial measures and the GAAP financial measures are available on the company’s Web site at www.att.com/investor.relations.

Page 2	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

Note

In connection with the proposed merger, AT&T Inc. (“AT&T”) filed a registration statement on Form S-4 (Registration No. 333-132904), containing a joint proxy statement/prospectus of AT&T and BellSouth Corporation (“BellSouth”), with the Securities and Exchange Commission (the “SEC”) on March 31, 2006.  Investors are urged to read the registration statement and the joint proxy statement/prospectus contained therein (including all amendments and supplements to it), because it contains important information.  Investors may obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov).  Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger.  Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006, and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006, and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants is included in the registration statement and joint proxy statement/prospectus contained therein, and other relevant documents filed with the SEC.

Page 3	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

Industry Overview

Emerging Positive Trends ...

•      Customer usage of services is growing

•      New technologies are gaining traction

•      Progress on key public policy issues

•      Growing confidence and increased interest among investors

Page 4	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

What Sets AT&T Apart?

[GRAPHIC]

Industry’s premier assets

•      Expansion in wireless

•      World-class business capabilities

•      Leader in broadband and IP

Page 5	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

What Sets AT&T Apart?

[GRAPHIC]

Industry’s premier assets

Industry’s largest synergy opportunities

•      Mergers:  Cingular/AT&T Wireless, SBC/former AT&T, AT&T/BellSouth

•      Operational initiatives

•      Annual cost reductions expected to exceed $8 billion by 2008

Page 6	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

What Sets AT&T Apart?

[GRAPHIC]

Industry’s premier assets

Industry’s largest synergy opportunities

Solid earnings momentum

•      Four consecutive quarters of double-digit adjusted EPS growth

Adjusted earnings per share exclude merger related costs.

Page 7	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

What Sets AT&T Apart?

[GRAPHIC]

Industry’s premier assets

Industry’s largest synergy opportunities

Solid earnings momentum

Positive three-year outlook

•      Expect to deliver double-digit EPS growth in each of next three years, with growing free cash flow after dividends

Adjusted earnings per share exclude merger related costs.

Page 8	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

What Sets AT&T Apart?

[GRAPHIC]

Industry’s premier assets

Industry’s largest synergy opportunities

Solid earnings momentum

Positive three-year outlook

Strong dividend plus expanded share repurchase

•      Share repurchase of at least $10 billion planned over this year and next, with $2 billion or more expected in 2006

Page 9	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

What Sets AT&T Apart?

[GRAPHIC]

Industry’s premier assets

Industry’s largest synergy opportunities

Solid earnings momentum

Positive three-year outlook

Strong dividend plus expanded share repurchase

Page 10	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

Cingular Opportunity:
Wireless Margin Expansion

OIBDA Margins

[CHART]

•      850 basis point adjusted OIBDA margin expansion over the past five quarters

•      Opportunity for additional 1,000 basis points of margin expansion over next two years – on $35 billion revenue base

OIBDA margin is defined as operating income plus depreciation and amortization divided by wireless service revenue. 1Q06 OIBDA margin adjusted to exclude cash merger integration charges of $64 million.

Page 11	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

Broadband/IP Opportunity:
Project Lightspeed

Integrated IP video, high speed Internet and voice network

Natural extension of current fiber deployment

Logical and disciplined approach

Parallel with Cingular 3G deployment

[GRAPHIC]

Offer integrated services
and leverage applications
and content across
three screens:
high speed Internet, wireless, TV

Page 12	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

Business Opportunity

AT&T’s global network and advanced product sets deliver value to customers around the world

[GRAPHIC]

Superior Network

•      Global backbone network averages 5.1 petabytes per business day

•      30 Internet data centers on four continents

•      Dedicated MPLS access in 127 countries

Superior Portfolio

•      Broad suite of managed services, hosting and consulting services

•      Security and business continuity

•      Enterprise mobility products

•      VoIP and other IP-based services

Page 13	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

BellSouth Merger

•      Allows for easier, faster integration of wireless and wireline networks and services

•      Single point of contact, unified effort for wireless and wireline enterprise sales

•      BellSouth’s deep fiber deployment consistent with Project Lightspeed. Half of BellSouth’s households are served by fiber with loops of less than 5,000 feet.

•      Cost reduction opportunities on multiple fronts

Page 14	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

Three-Year Outlook

Expected AT&T Free Cash Flow After Dividends

($ in billions)

[CHART]

•      Double-digit adjusted EPS growth expected in each of the next three years

•      Following BellSouth merger, return to revenue growth in 2007, versus pro forma 2006

Expectations assume planned BellSouth merger closes by year-end 2006. Free cash flow after dividends is cash from operations plus proportionate share of Cingular free cash flow, less capital expenditures and dividends. After BellSouth merger, free cash flow after dividends will be cash from operations less capital expenditures and dividends.

Page 15	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

AT&T in Summary

Premier Assets	•	Wireless	•	Broadband
	•	Business	•	Directory

Cost-Reduction Opportunities	•	Annual cost reductions from merger synergies plus operational initiatives expected to exceed $8 billion by 2008

Positive Outlook	•	Expect to deliver double-digit EPS growth in each of next three years, with growing free cash flow after dividends

Management committed to building a strong track record based on consistent execution

Page 16	Copyright © 2006 AT&T. All rights reserved.	[LOGO]

Edward E. Whitacre Jr.

Chairman and Chief Executive Officer AT&T Inc.

[LOGO]
Copyright © 2006 AT&T. All rights reserved.